Exhibit 21.1

Name of Subsidiary	Jurisdiction of Incorporation
CDK Global, LLC	Delaware
CDK Global (Canada) Holding Co.	Nova Scotia
CDK Global (Canada) Limited	Canada
CDK Global (Luxembourg) 1 S.à.r.l	Luxembourg
CDK Global (Luxembourg) 2 S.à.r.l	Luxembourg
CDK Global (UK) Limited	United Kingdom
CDK Global Group BV	Netherlands
CDK Global Holdings, Inc.	Delaware
CDK Global Holdings II, LLC	Delaware
CDK Global Holdings (UK) Limited	United Kingdom
IP Networked Services, Inc.	Delaware
CDK Data Services, Inc. (f/k/a Digital Motorworks, Inc.)	Texas
CDK Global (UK) LP	United Kingdom
CDK Global International Holdings, Inc.	Delaware
CDK Global UK GP Holdings, LLC	Delaware
CDK Vehicle Registration, Inc.	California
Computerized Vehicle Registration, Inc.	California

In accordance with Item 601(b)(21) of Regulation S-K, the Company has omitted the names of particular subsidiaries because the unnamed subsidiaries would not have constituted a significant subsidiary as of June 30, 2017.